Prudential Investment Portfolios 5

655 Broad Street

Newark, New Jersey 07102

November 25, 2024

VIA EDGAR SUBMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Alberto Zapata

Re: Prudential Investment Portfolios 5: Form N-1A Post-Effective Amendment No. 71 to the Registration Statement under the Securities Act of 1933; Amendment No. 72 to the Registration Statement under the Investment Company Act of 1940

Securities Act Registration No. 333-82621

Investment Company Act No. 811-09439

Dear Mr. Zapata:

We filed through EDGAR on September 19, 2024 on behalf of Prudential Investment Portfolios 5 (the “Trust” or the “Registrant”) Post-Effective Amendment No. 71 (the “Amendment”) to the Registrant’s Registration Statement on Form N-1A under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 72 under the Investment Company Act of 1940, as amended (the “1940 Act”). The Amendment was filed pursuant to Rule 485(a)(2) under the 1933 Act solely for the purpose of adding the PGIM Target Date 2070 Fund (the “Fund”) as a new series of the Trust.

This letter is intended to respond to the comments on the Amendment that the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) conveyed by telephone to the undersigned on November 5, 2024. For your convenience, a summary of the Staff’s comments is included herein and the Registrant’s responses are keyed accordingly, as set forth below. Any changes made in response to the Staff’s comments will be reflected in Post-Effective Amendment No. 73 to the Registrant’s Registration Statement to be filed on or about December 3, 2024 pursuant to Rule 485(b) under the 1933 Act with effectiveness on December 6, 2024. Capitalized terms not otherwise defined herein have the meanings given them in the Amendment.

PROSPECTUS

1.Comment

In the section of the summary prospectus entitled “Fund Fees and Expenses,” please supplementally confirm the accuracy of the “Other expenses” line item in the table and provide an explanation for the amount of these expenses relative to the Fund’s assets.

Response

The Registrant confirms the accuracy of the “Other expenses” contained within the Fund’s Fund Fees and Expenses table. As noted in Footnote (1) to the table, “Other expenses” include expenses for accounting and valuation services, custodian fees, audit and legal fees, transfer agency fees, shareholder service fees, fees paid to Independent Trustees, and certain other miscellaneous items, and are estimated for the Fund’s first fiscal year of operations. Many of the disclosed “Other expenses” have fixed minimum amounts which would be incurred despite the small amount of the Fund’s initial assets. At launch, the Fund will be seeded with $60,000, with $10,000 allocated to each of the Fund’s six classes. The expense ratios within the table were calculated using this initial seed amount per class as the denominator, resulting in the level of “Other expenses” disclosed.

In addition, the Registrant notes that PGIM Investments LLC (“PGIM Investments”) has contractually agreed to limit Total Annual Fund Operating Expenses after fee waivers and/or expense reimbursements to 1.00% of average daily net assets for Class R1 shares, 0.75% of average daily net assets for Class R2 shares, 0.60% of average daily net assets for Class R3 shares, 0.50% of average daily net assets for Class R4 shares, 0.40% of average daily net assets for Class R5 shares, and 0.25% of average daily net assets for Class R6 shares. This contractual waiver includes acquired fund fees and expenses, and excludes Fund and any acquired fund interest, brokerage, taxes (such as income and foreign withholding taxes, stamp duty and deferred tax expenses), extraordinary expenses, and certain other Fund expenses such as dividend and interest expense and broker charges on short sales. This waiver has no express termination date and may not be terminated by PGIM Investments without the prior approval of the Fund's Board of Trustees

2.Comment

In the section of the summary prospectus entitled “Investments, Risks and Performance,” there is a statement that notes that when the Fund’s target allocations match the asset allocations of the PGIM Target Date Income Fund (the “Income Fund”), PGIM Investments LLC, subject to approval by the Board of Trustees, expects to combine the Fund with the Income Fund. Please supplementally explain how this may be accomplished without approval of Fund shareholders.

Response

Because the reorganization involves two affiliated investment companies, it is subject to Rule 17a-8 under the 1940 Act, which permits this type of transaction provided that the

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Board of each fund, including a majority of the independent trustees, makes certain determinations. In addition, the Registrant notes that, in general, Rule 17a-8 requires a majority of shareholders of the acquired fund to approve these types of reorganizations. However, affiliated funds can be reorganized without shareholder approval if certain criteria are met:

•The two affiliated funds must have “fundamental” policies (those policies that cannot be changed without shareholder approval) that are not materially different;

•The two affiliated funds must have investment advisory agreements that are not materially different (except for the identity of the funds as the parties to the agreements);

•The independent trustees of the acquired fund who were elected by shareholders must comprise a majority of the independent trustees of the acquiring fund; and

•After the reorganization, the acquiring fund cannot be authorized to pay charges under a Rule 12b-1 plan that are greater than charges authorized to be paid by the acquired fund.

The Registrant expects that each of the four criteria above will be met in any such reorganization referenced in the Fund’s prospectus, as the Fund and the Income Fund currently have each adopted identical fundamental investment restrictions, operate under investment advisory agreements that are not materially different, have the same board and pay the same Rule 12b-1 fees.

3.Comment

Consider presenting “Principal Risks” in order of importance rather than alphabetically. After the most important risks are disclosed, the registration statement may then list remaining risks in alphabetical order.

Response:

The Registrant respectfully declines to make this change. The sections of the Fund’s prospectus disclosing principal risks comply with Form N-1A requirements. In addition, as the principal risks are currently clearly listed in alphabetical order, we believe that investors would be cognizant of that fact and thus would not make any wrongful assumptions on the salience of the risk factors based on their current order. Further, as all of the risks listed are risks that we have determined to be principal, we think it would be inappropriate to attempt to emphasize the importance of some over others by attempting to change the order of the principal risks based on the magnitude of each risk. The magnitude of a principal risk may increase or decrease over time due to changing market conditions. As such, the order of magnitude may fluctuate during the time period that the Fund’s Prospectus is effective, potentially rendering the order chosen as of the initial effective date of the Prospectus inaccurate. Finally, absent some clear standard in Form N-1A as to how to determine the importance of various principal risks, we are concerned that asking registrants to perform this exercise will lead to wide discrepancies among various similar funds throughout the industry, which will ultimately lead to investor confusion when comparing funds and attempting to make an investment decision.

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4.Comment

Consider adding a principal risk factor to “Principal Risks” relating to the relatively high “Other expenses” noted within the Fund’s “Fund Fees and Expenses” table.

Response

The Registrant has reviewed the current disclosures and respectfully submits that risks associated with “Other expenses” are sufficiently covered by the existing disclosures (in particular “Increase in Expenses Risk).” In addition, the Registrant notes that PGIM Investments LLC has contractually agreed to limit Total Annual Fund Operating Expenses after fee waivers and/or reimbursements for each share class as discussed in the response to Comment 1. Accordingly, no additional changes have been made in response to this comment.

Any questions or comments concerning the above may be communicated to George Hoyt at (973) 367-1675 or george.hoyt@prudential.com.

Sincerely,

/s/ George Hoyt George Hoyt

Vice President & Corporate Counsel

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